Ex 28.l.ii

PURCHASE AGREEMENT

NTAM TREASURY ASSETS FUND

A SERIES OF

ADVISERS INVESTMENT TRUST

Advisers Investment Trust (the “Trust”), a Delaware statutory trust, and Barbara J. Nelligan (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the NTAM Treasury Assets Fund (the “NTAM Fund Shares”) for $1.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the NTAM Fund Shares.

2. The Purchaser represents and warrants to the Trust that the NTAM Fund Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of April 4, 2018.

ADVISERS INVESTMENT TRUST

By: /s/ Barbara J. Nelligan
Barbara J. Nelligan

/s/ Barbara J. Nelligan
Barbara J. Nelligan